Exhibit 99.1

Infinite Reality and Vodafone to Unveil Revolutionary Automotive Onboarding Service Featuring Generative AI and VR at
Mobile World Congress Barcelona 2024

A New Era in Automotive Retail: AI-Onboard is an AI-Driven Experience Powered with
Pairpoint by Vodafone Technology

BARCELONA, SPAIN and LOS ANGELES, February 21, 2024 – Infinite Reality (iR), a global leader in artificial intelligence innovations and immersive virtual experiences, together with telecommunication giant Vodafone, is thrilled to announce the unveiling of an innovative automotive original equipment manufacturer (OEM) onboarding service at Mobile World Congress 2024 in Barcelona. This pioneering product, set to redefine automotive retail and customer onboarding, will be showcased in a state-of-the-art mixed reality experience, demonstrating the advanced capabilities of Vodafone’s Pairpoint technology.

AI-Onboard utilizes the latest in generative AI, coupled with augmented reality (AR) and virtual reality (VR), to offer an immersive and interactive experience that showcases the future of customer engagement and retail. This initiative serves as a powerful example of how Infinite Reality is reshaping customer engagement through cutting edge, immersive solutions.

“We are thrilled to continue our partnership with Vodafone with the introduction of this next-generation service offering for the automotive industry at this year’s Mobile World Congress,” stated John Acunto, CEO of Infinite Reality. “This launch is not just about showcasing a new product but also demonstrating the immense impact of AI immersive experiences in transforming the buying and selling of products and services. Pairpoint Technology plays a crucial role in bringing this vision to life, offering a glimpse into the future of interactive and immersive retail. An additional and valuable benefit is the power of the data that Vodafone will now have ownership and access to. This will drive and inform future decisions and enhance user experiences for follow-on engagements.”

“This is a tremendous opportunity to bring immersive consumer experiences to one of the largest markets in the world. It is a significant change in how consumers can make customized purchase decisions, with both brands and consumers benefitting,” remarked Tom Bushey, CEO of Newbury Street Acquisition Corp (Nasdaq: NBST), SPAC partner to Infinite Reality.

“The in-car payment market is forecast to be a $580 billion opportunity by 2030 and the sales and onboarding touch points will be key for automotive manufacturers to build a relationship with the customer through the lifecycle of car ownership. AI promises to be a key factor in placing the car at the center of retail experiences, as well as powering retail engagement where the car pays on behalf of the customer. The VR and AI solutions create an environment where customers can experience the vehicle and optional extras, as well as select and pay for them before they physically collect the car from the showroom. The Pairpoint platform builds on Vodafone’s 40m SIM footprint in connected cars by providing a vehicle digital identity passport and wallet that is set up during car onboarding and can be used for retail pay by car services,” commented David Palmer, Chief Product Officer, Pairpoint by Vodafone.

This extension of Infinite Reality and Vodafone’s partnership, highlights their collective commitment to innovation and bringing forward customer-centric solutions. Building from their collaborative success at the 2023 London Tech Week, the Mobile World Congress 2024 showcase promises to be a landmark event, illustrating the transformative impact of advanced AI-driven immersive experiences with Pairpoint Technology in the retail sector.

For more information about AI-Onboard and future collaborations between Infinite Reality and Vodafone, visit the websites of Infinite Reality and Vodafone.

About Infinite Reality, Inc.

Infinite Reality (iR) helps clients with audiences develop immersive experiences that convert those audiences into users. An iR powered virtual experience enables brands and creators to fully control the ways in which they commercialize their creations, distribute content, and communicate with their communities. With deep expertise in Hollywood production, iR develops world-class products and experiences that upend traditional, passive one-way viewership of events and static online retail transactions while shaping the future of audience engagement, brand loyalty, and fan commitment. The Services and Advisory teams manage, design, and oversee custom builds, leveraging the Technology team’s platform development expertise. Infinite Reality’s products are hardware agnostic, do not require any special equipment, and can be viewed and experienced on laptop, desktop, mobile phone, tablet, and Smart TV. iR Studios, one of the largest independent production studios in the country, works collaboratively with iR’s expert Innovation team to develop proprietary technology for Metaverse creation and immersive experiences, including live event virtualization and remote collaboration tools, from their 150,000 sq. ft. state-of-the-art facility. Visit theinfinitereality.com.

About Vodafone

Vodafone is the largest pan-European and African telecoms company. Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We provide mobile and fixed services to over 300 million customers in 17 countries, partner with mobile networks in 46 more and are also a world leader in the Internet of Things (IoT), connecting over 167 million devices and platforms. With Vodacom Financial Services and M-Pesa, we have the largest financial technology platform in Africa, serving more than 71 million people across seven countries.

We are committed to reducing our environmental impact to reach net zero emissions by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030. We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste by 2025.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

Investor & Media Contacts:

Ashley DeSimone, ICR

Ashley.DeSimone@icrinc.com

Brett Milotte, ICR

Brett.Milotte@icrinc.com

Company

press@theinfinitereality.com